Exhibit 2.1

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (“Agreement”) is made effective this 4th day of October, 2021 (the “Effective Date”), by IMAC Holdings, Inc., a corporation organized under the laws of the State of Delaware, 1605 Westgate Circle, Brentwood, TN 37027 (“Buyer”), and F. Allen Johnson, M.D., a Louisiana domiciliary of the age of majority with a mailing address of 1940 O'Neal Ln, Baton Rouge, LA 70816 (“Seller”). Buyer and Seller may be referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller owns all shares of common stock of Louisiana Orthopaedic & Sports Rehab Institute, a corporation organized under the laws of the State of Louisiana, 1940 O'Neal Ln, Baton Rouge, LA 70816 (the “Company”), which represents one hundred percent (100%) of the authorized, issued and outstanding shares of the Company (the “Shares”).

WHEREAS, Seller desires to sell, and Buyer desires to purchase, all of the Shares for the consideration and on the terms set forth in this Agreement; and Seller and Buyer agree that all employees working with the Company at the Closing Date shall be assigned to Buyer who will employ such employees beginning the day after the Closing Date.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. Sale and Transfer of Shares; Closing.

1.1 Shares and Employee Contracts Transfer. Subject to the terms and conditions of this Agreement, at the Closing, Seller will sell and transfer the Shares to Buyer, and Buyer will purchase the Shares from Seller. Further, Seller shall, on the Closing Date, assign to Buyer all employment contracts of the Company for individuals who are actively employed on the Closing Date, such employment contracts which are also listed on Exhibit A and which Buyer will assume the day after the Closing Date.

1.2 Purchase Price. The purchase price (the “Purchase Price”) for the Shares will be One Million Six Hundred Thousand AND 00/100 Dollars ($1,600,000.00). The Purchase Price shall be paid in cash or by wire transfer of immediately available funds, to an account designated by the Seller, as follows:

●	$1,200,000.00 of IMAC stock on the Closing Date (“Transfer Price”). The share price will be determined by the Nasdaq Official Closing Price (“NOCP”) on September 30, 2021 (“Share Price”). The Transfer Price divided by the Share Price will equal the quantity of shares transacted on the Effective Date. The NOCP was $1.48 resulting in a total of 810,811 shares.

●	Four (4) individual payments of $100,000.00 each, payable, respectively, at 3 months, 6 months, 9 months, and 12 months after the Closing Date, which payment obligation is evidenced by this Agreement toward the Purchase Price.
●	Seller shall be entitled to an additional Two Hundred Thousand AND 00/100 Dollars ($200,000.00), payable before October 15, 2022, if the total new patients of the Company for the nine (9) month period between January 1, 2022 and September 30, 2022 are greater than the new patients for the prior nine (9) month period. For purposes of this calculation, “new patients” shall be defined as the completion of a new patient evaluation.

1.3 Closing. The purchase and sale (the “Closing”) provided for in this Agreement will take place at 1:00 p.m., local time, on October 1, 2021, or at such other location and at such other time as the Parties may agree. The parties may mutually agree to electronically exchange executed counterparts of the Closing documents and deliverables with originals to be exchanged via common carrier promptly thereafter. The Closing shall be effective as of the close of business on the day of Closing (the “Closing Date”).

1.4 Closing Obligations. At the Closing:

(a) Seller will deliver, or cause to be delivered, to Buyer:

(i)	Certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers), for transfer to Buyer;

(ii)	A certificate executed by Seller representing and warranting to Buyer that each of Seller’s representations and warranties in this Agreement are accurate in all material respects, except for any representation that contains any materiality qualification or condition which such representation shall simply be accurate in all respects, as of the Closing Date as if the same were made on the Closing Date; and

(iii)	The employee contracts described in Section 1.1.

(b) Buyer shall deliver to Seller:

(i)	The Purchase Price; and

(ii)	A certificate executed by Buyer representing and warranting to Seller that each of Buyer’s representations and warranties in this Agreement are accurate in all material respects, except for any representation that contains any materiality qualification or condition which such representation shall simply be accurate in all respects, as of the Closing Date as if the same were made on the Closing Date.

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2. Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

2.1 Incorporation. The Company is duly organized, validly existing, and in good standing under the laws of the State of Louisiana, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it proports to own or use, and to perform all of its obligations under applicable contracts.

2.2 Authority. This Agreement constitutes the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms. Upon the execution and delivery by Seller of this Agreement (the “Seller’s Closing Documents”), the Seller’s Closing Documents will constitute the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with their respective terms. The execution, delivery, and performance of this Agreement, and, as of the Closing, all other documents contemplated hereby and the Seller’s Closing Documents have been duly authorized by Seller.

2.3 Non-Contravention. Neither the execution and delivery of this Agreement and Seller’s Closing Documents, nor the consummation of the transactions contemplated hereby, will violate any ruling, decree, or other restriction of any governmental agency to which Seller is subject or, except as otherwise disclosed to Buyer, conflict with, result in a breach of, or constitute a default under any agreement, instrument, or other arrangement to which Buyer is a party or by which it or any of its assets are bound.

2.4 Capitalization. Seller is and will be on the Closing Date the record and beneficial owner and holder of the Shares, free and clear of all encumbrances. Except for the Shares, the Company has no issued or outstanding securities of any type. All Shares have been duly authorized and validly issued and are fully paid and non-assessable. There are no contracts relating to the issuance, sale, or transfer of any equity securities or other securities of the Company. No person or entity (“Person”) other than Buyer has any contract or right to acquire any equity securities or other securities of the Company.

2.5 Financial Statements. The financial statements of the Company as of December 31, 2018, December 31, 2019, December 31, 2020, and for the period from January 1, 2021 through the Effective Date (collectively, the “Financial Statements”) present the financial condition and results of operations of the Company as compiled by the Company’s CPAs ands at the respective dates of and for the periods referred to in such Financial Statements, in all material respects, consistent with the Company’s accounting practices.

2.6 Books and Records. The books of account, minute books, stock record books and other records of the Company, if any, all of which have been made available to Buyer, are correct in all material respects and have been maintained in accordance with sound business practices and requirements.

2.7 Undisclosed Liabilities. The Company has no material liabilities or obligations of any nature except for liabilities or obligations reflected or reserved against in the Company Financial Statements or as otherwise disclosed to Buyer, except current liabilities incurred in the ordinary course of business since the date of the last balance sheet included in the Financial Statements.

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2.8 Taxes. The Company has filed or caused to be filed all tax returns that are or were required to be filed by or with respect to the Company; and all taxes that have or may have become due pursuant to those tax returns or otherwise, or pursuant to any assessment received by the Company prior to the date of this Agreement, have been paid.

2.9 Compliance with Legal Requirements. The Company is in material compliance with each legal requirement that is applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets. Additionally, the Company has established and implemented such policies, programs, procedures, and systems as are necessary to materially comply with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder.

2.10 Contracts. The Company is in material compliance with all contracts to which it has entered.

2.11 Legal Proceedings. There are no pending legal proceedings against the Company or that otherwise relates to or may affect the business of, or any of the assets owned or used by, the Company.

2.12 Broker Fees. Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

3. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.1 Authority. This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of this Agreement (the “Buyer’s Closing Documents”), the Buyer’s Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms. The execution, delivery, and performance of this Agreement, and, as of the Closing, all other documents contemplated hereby and the Buyer’s Closing Documents have been duly authorized by Buyer.

3.2 Non-Contravention. Neither the execution and delivery of this Agreement and Buyer’s Closing Documents, nor the consummation of the transactions contemplated hereby, will violate any ruling, decree, or other restriction of any governmental agency to which Buyer is subject or conflict with, result in a breach of, or constitute a default under any agreement, instrument, or other arrangement to which Buyer is a party or by which it is bound.

3.3 Investment Intent. Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of any securities laws.

3.4 Broker Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

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4. Conditions Precedent to Buyer’s Obligation to Close. Buyer’s obligation to purchase the Shares and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

4.1 Accuracy of Representations. All of Seller’s representations and warranties in this Agreement must have been accurate in all material respects, except for any representation that contains any materiality qualification or condition which such representation shall simply be accurate in all respects, as of the date of this Agreement, and as of the Closing Date as if the same were made on the Closing Date.

4.2 Seller’s Performance. All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to Closing must have been fully performed and complied with in all material respects.

4.3 Additional Deliveries. Each document required to be delivered by Seller must have been delivered.

4.4 Proceedings. Since the date of this Agreement, there must not have been commenced or to Seller’s knowledge, threatened against Seller or Company any proceeding involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated by this Agreement, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated hereby.

4.5 Claims Regarding Ownership. There must not have been made or to Seller’s knowledge threatened by any Person any claim asserting that such Person is the holder or the beneficial owner of or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, the Company, or is entitled to all or any portion of the Purchase Price.

4.6 Licenses. Any licenses required to operate the Company as is currently being operated shall have been transferred to the extent they are legally transferrable, including by operation of law by way of this Agreement, to, or otherwise obtained by, the Buyer; and such licenses, including but not limited to, medical licenses, shall be in good standing and not subject to any investigation, suspension, or revocation.

4.7 Financial Performance. The financial performance of the Company, based upon Buyer’s review of the required documentation Seller provides to Buyer in transacting this Agreement, shall be acceptable to Buyer. Buyer’s agreement to consummate the Closing shall acknowledge Buyer’s acceptance of the Financial Performance of the Company.

5. Conditions Precedent to Seller’s Obligation to Close. Seller’s obligation to sell the Shares and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

5.1 Accuracy of Representations. All of Buyer’s representations and warranties in this Agreement must have been accurate in all material respects, except for any representation that contains any materiality qualification or condition which such representation shall simply be accurate in all respects, as of the date of this Agreement and as of the Closing Date as if the same made on the Closing Date.

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5.2 Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to Closing must have been fully performed and complied with in all material respects.

5.3 Additional Deliveries. Buyer must have delivered each of the documents required to be delivered by Buyer.

6. Indemnification.

6.1 Survival. All representations, warranties, covenants and obligations in this Agreement, any certificate delivered hereunder, and any other certificate or document delivered pursuant to this Agreement will survive the Closing for a period of two years.

6.2 Indemnification by Seller. Seller will defend, indemnify, and hold harmless Buyer and the Company (“Buyer Indemnified Persons”) for, and will pay to the Buyer Indemnified Persons the amount of any loss, liability, claim or damage (including reasonable attorney fees and expenses) (collectively, “Losses”), arising, directly or indirectly, from or in connection with:

(a) any material breach of any representation or warranty made by Seller in this Agreement; or

(b) any material breach by Seller of any covenant or obligation of Seller in this Agreement.

6.3 Indemnification and Payment of Damages by Buyer. Buyer will defend, indemnify, and hold harmless Seller, and will pay to Seller the amount of any Losses arising, directly or indirectly, from or in connection with:

(a) any material breach of any representation or warranty made by Buyer in this Agreement; or

(b) any material breach by Buyer of any covenant or obligation of Buyer in this Agreement.

(c) Any direct or third party claims for Losses arising from or relating to the operation of the Company subsequent to the Closing Date.

6.4 Time Limitations. Seller will have no liability (for indemnification or otherwise) with respect to any representation or warranty of Seller, other than those set forth in Sections 2.1, 2.2, 2.3, 2.4 or 2.8, unless on or before the first anniversary of the date of the Closing, Buyer asserts such a claim to Seller in writing. Buyer will have no liability (for indemnification or otherwise) with respect to any representation or warranty of Buyer, other than those set forth in Sections 3.1, 3.2 and 3.3 unless on or before the first anniversary of the date of this Agreement Seller notifies Buyer of such a claim in writing. The representations and warranties set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.8, 3.1, 3.2 and 3.3 shall survive until the third anniversary of the date of the Closing.

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6.5 Limitations. Except with respect to Buyer’s obligation to pay the Purchase Price, neither Party’s obligation to indemnify the other shall, in any case, exceed 50% of the amount of the Purchase Price. Except with respect to any claim for specific performance, the Parties acknowledge and agree that their obligations of indemnification contained in this Section 6 shall be the sole and exclusive remedy for the Parties with respect to the transactions contemplated hereunder.

7. Obligations of the Parties.

7.1 Operation of the Company’s Business. From the Effective Date until the Closing, Seller shall operate the Company’s business in the ordinary course of business consistent with past practices and free from materially adverse events, including, but not limited to, maintaining the necessary staff and licensing needed to operate the Company. After the Closing Date, Buyer shall employ the current staff of the Company. Seller will maintain all cash and accounts receivable of the Company and remain liable for the same, including collection of accounts, for any and all services and obligations of Company on and prior to the Closing Date. Buyer will maintain all cash and accounts receivable of the Company and remain liable for the same, including collection of accounts, for any and all services and obligations of Company after the Closing Date.

7.2 Name Change. [Section intentionally left blank.]

7.3 Required Notice. Buyer and Seller shall mutually agree upon any notice required by law, and each Party shall send such notice as would reasonably be required of it as of the Closing Date, or such other time as allowed by law and mutually agreed upon by the Parties.

7.4 Further Assurances. The Seller on the one hand, and the Buyer on the other hand, shall, at their own respective expense, from time to time upon the request of the other Party, execute and deliver, or cause to be executed and delivered, at such times as may reasonably be requested by such other Party, such other documents, certificates, and instruments and take such actions as such other Party deems reasonably necessary to consummate more fully the transactions contemplated by this Agreement.

7.5 Access to Records. Buyer shall provide Seller with access to books of account, minute books, stock record books, patient records and other records of the Company as may be reasonably requested by Seller and as necessary or reasonably desirable for Seller to comply with any and all legal requirements to which Seller may be subject.

7.6 Requirement to Identify Successor Physician. the Parties acknowledge and agree that Buyer seeks to purchase the Company to provide management services to medical practices and that, simultaneous to this Stock Purchase Agreement, is entering into an Asset Purchase Agreement through one of its affiliates to purchase assets of F. Allen Johnston MD, PC. To facilitate Buyer’s transition in providing the management services as the owner of the Company, Seller will serve in capacity to own and operate IMAC Medical of Louisiana, PMC and Buyer must, no later than one year from the Closing Date, identify a successor physician to both own and operate IMAC Medical of Louisiana, PMC. The designated purchase price will be $100.00.

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7.7 Confidential Information. Each Party will, due to the nature of this Agreement, disclose and permit another Party to this Agreement to have access to, acquire knowledge of, and maintain information which the disclosing Party considers to be confidential or trade secret information regarding the disclosing Party’s business (“Confidential Information”). All Parties agree to hold the other Parties’ Confidential Information in strict confidence and not disclose such Confidential Information to third parties for any purpose whatsoever other than performing under this Agreement or as required by law; provided, however, that Confidential Information received from another Party may be included among information disclosed by the receiving Party to its own third-party advisors, including without limitation its legal counsel and financial consultants, where such disclosure is protected by a professional privilege.

The Parties acknowledge that monetary damages may not be an adequate remedy for a breach of this Section; therefore, a Party may seek equitable relief, including injunctive relief, specific performance, in the event of any breach or threatened breach of this Section by another Party in addition to all other remedies available at law or in equity. As used in this Section, the term “Party” shall include all subsidiaries and affiliates of the Party.

7.8 Restrictive Covenants. In consideration for the payments made by Buyer hereunder, Seller agrees that, beginning on the Closing Date and continuing until the second (2d) anniversary of the Closing Date, it shall not, directly or indirectly, in any manner whatsoever, own, manage, lend money to, or participate in the planning, financing, oversight, or management of any business venture that provides services identical or substantially similar to those provided by Company within a fifty (50) mile radius from any location operated by Buyer or any medical practice under contract with an affiliate or parent entity of Buyer. Buyer acknowledges value in Seller retaining attorney relationships for Seller’s existing markets outside of the radius which may include patients within the geography and shall also allow Seller to perform surgeries in surgery center within market, provided these patients have not fit a historical patient profile for Seller’s PC within the designated geography. Seller shall not at any time, directly or indirectly, except insofar as the restrictions are for the benefit of the Buyer:

(a) Directly canvas or directly solicit, or accept any business from any present or past clients of the Seller without written permission;

(b) Give any other person, firm, partnership, or corporation the right to canvas, solicit, or accept any business for any other firm from any present or past clients of the Seller without written permission;

(c) Directly or indirectly request or advise any present or future clients of the Seller to withdraw, curtail, or cancel its business with the Buyer; or

(d) Directly and indirectly disclose to any other person, firm, partnership, or corporation the names or contact information of clients of the Seller.

If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.8 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

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Buyer and Seller acknowledge that they have independently consulted with counsel, and after such consultation, agree that (i) the covenants set forth in this Section (including with respect to subject matter, time period and geographical area) are reasonable and proper and are necessary to protect Buyer’s interest in, and value of, the Company (including the goodwill inherent therein), (ii) the Seller is primarily responsible for the creation of such value, and (iii) Buyer would not have consummated the transactions contemplated hereby without the restrictions contained in this Section.

Further Assurances. From time to time after the Closing, Seller on the one hand and Buyer on the other hand, will each at its/their own respective expense, execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and take such other actions, as may be reasonably requested by the other Party to render effective the consummation of the transactions contemplated by this Agreement or otherwise to carry out the intent and purposes of such agreements.

8. General Provisions.

8.1 Expenses. Except as may be otherwise provided in this Agreement, each Party will bear all fees and expenses incurred by such Party in connection with the preparation, negotiation, execution, and performance of this Agreement.

8.2 Jurisdiction; Drafting Party. The execution, interpretation and performance of this Agreement will be governed by the laws of the State of Louisiana, without regard to the application of its conflicts of law principles. Any controversy, claim or dispute arising out of or relating to this Agreement, or the breach hereof, shall be brought in the state or federal courts for or located within East Baton Rouge Parish, State of Louisiana. This Agreement is deemed to have been prepared jointly by the Parties. Any ambiguity in this Agreement will not be interpreted against either Party and will be interpreted as if each of the Parties hereto had prepared this Agreement.

8.3 Enforcement of Agreement. Any Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary; and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

8.4 Waiver; Remedies Cumulative. The rights and remedies of the Parties of this Agreement are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege of the exercise of any other right, power or privilege.

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8.5 Entire Agreement and Modification. This Agreement supersedes all prior agreements, whether written or oral, between the Parties with respect to its subject matter and constitutes (along with the schedules, exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the Agreement between the Parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the Party to be charged with the amendment.

8.6 Assignments; Successors and no Third-Party Rights. Except as otherwise specifically provided herein, no Party may assign any of his rights or delegate any of his obligations under this Agreement without the prior written consent of the other Party. Any attempted assignment or delegation in violation of the foregoing shall be void and of no effect. This Agreement will apply to, be binding in all respects upon and inure to the benefit of the heirs, successors, and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement or any provision of this Agreement, except such rights as shall inure to the successor or permitted assignee pursuant to this Section 8.6.

8.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. If any provision of this Agreement is held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

8.8 Construction. The headings of Sections and Subsections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Sections”, “Exhibits” and “Schedules” refer to the corresponding Sections, Exhibits and Schedules of this Agreement.

8.9 Execution Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

8.10 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one (1) business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four (4) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

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If to Buyer:	If to Seller:

IMAC Holdings, Inc.	F. Allen Johnston, M.D.
1605 Westgate Circle	1940 O’Neal Lane
Brentwood, TN 37027	Baton Rouge, LA 70816

with a copy to:	with a copy to:

Frost Brown Todd LLC
3300 Great American Tower	[CSW Law Firm]
301 E. Third Street	One Galleria Blvd, Suite 1100
Cincinnati, Ohio 45202	Metairie, LA 70001
Attn: Chad Eckhardt, Esq.	Attn: Conrad Meyer, Esq.

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

[Remainder of this page intentionally left blank. Signature page follows.]

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The Parties have executed this Stock Purchase Agreement as of the date first above written.

Buyer:

IMAC Holdings, Inc.

/s/ Jeff Ervin
Jeff Ervin,CEO

Seller:

F. Allen Johnston, M.D.

/s/ F. Allen Johnston
F. Allen Johnston, M.D.

 Signature Page of Stock Purchase Agreement

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